Mail Stop 4561
								April 13, 2006

Sarah H. Moore
Chief Financial Officer
The Colonial Bancgroup, Inc.
One Commerce Street Suite 800
Montgomery, AL 36104

Re:	The Colonial Bancgroup, Inc.
	Form 10-K for the fiscal year ended December 31, 2005
      File No.  001-13508

Dear Ms. Moore:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 60

1. We note your disclosure on page 29 that in 2005 you structured a facility in which you sold certain mortgage warehouse loans and mortgage loans held for sale to a wholly-owned special purpose entity which then sold interest in those assets to commercial paper conduits. We also note that you present proceeds from sales of interests in mortgage warehouse loans as investing activities in 2005. Please tell us your basis for presenting these cash flows in the investing activities section of your Statement of Cash Flows. Clarify the difference between the types of mortgage loans that you would classify as held for sale and those you would consider mortgage warehouse loans.

Note 5 - Allowance for Loan Losses, page 76

2. We note the your disclosure on page 20 that with respect to the 2005 acquisitions of Union Bank and FFLC Bancorp, there were a diminimus number of loans which fell within the scope of SOP 03-3. Please tell us the composition of the loan portfolios acquired in these acquisitions and how you determined that there were a diminimus number of loans which fell within the scope of this SOP. Quantify the amount of loans acquired and the related allowance that was carried over at the acquisition date for the loans not within the scope of the SOP.

Note 9 - Derivatives, page 79

3. We note your disclosure regarding fair value hedges that the critical terms of the interest rate swaps match the terms of the corresponding hedged items and that there were no hedging gains and losses resulting from hedge ineffectiveness for the periods presented. Please tell us whether you use the short-cut method or "matched terms" approach for assuming no ineffectiveness for any of your fair value hedges. If so, please tell us the terms of the swap and hedged item and how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

  					*******

      Please respond to these comments within ten business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3449 if you have questions regarding these comments.



							Sincerely,



							Joyce Sweeney
							Accounting Branch Chief
Sarah H. Moore
Chief Financial Officer
The Colonial Bancgroup, Inc.
April 13, 2006
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